================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                               GETTY IMAGES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Shares of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   374276 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Jan D. Moehl
                            Getty Investments L.L.C.
                          1325 Airmotive Way, Suite 262
                             Reno, Nevada 89502-3420
                                 (775) 348-0111

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                              Mark J. Jenness, Esq.
                            Getty Investments L.L.C.
                          1325 Airmotive Way, Suite 262
                             Reno, Nevada 89502-3420
                                 (775) 348-0111

                                November 22, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                         (Continued on following pages)

47920.0008

                               (Page 1 of 6 Pages)



-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 374276 10 3                                           13D
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 Getty Investments L.L.C.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                  (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                                          OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                         9,620,043
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                       1,145,204
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                    9,620,043
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                          0
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                            10,765,247
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                   [X]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                    23.8%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                 OO
----------------------    -------------------------------------------------------------------------------------------------------


                               Page 2 of 6 Pages

ITEM 1. SECURITY AND ISSUER.

           The class of equity securities to which this Amendment No. 2 to
Schedule 13D (this "Amendment") relates is the shares of common stock, par value $0.01 per share ("Shares"), of Getty Images, Inc., a Delaware corporation ("Issuer"). The principal executive offices of the Issuer are located at 701 N. 34th Street, Suite 400, Seattle, Washington 98103.

Item 5 is hereby amended in its entirety as follows:

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

           Based on the most recent information available to Getty Investments, Getty Investments is deemed to beneficially own the number of Shares and the percentage of outstanding Shares listed in the responses to Items 11 and 13, respectively, on the cover page filed herewith, and such responses are incorporated by reference herein. In addition, the number of Shares with respect to which Getty Investments (i) has sole voting power, (ii) shares voting power,
(iii) has sole dispositive power, and (iv) shares dispositive power, are listed in the responses to Items 7, 8, 9, and 10, respectively, on the cover page filed herewith, and such responses are incorporated by reference herein.

           The following individuals listed on Schedule I attached hereto, are beneficial owners of Shares, with respect to all of which Getty Investments disclaims beneficial ownership:

           Mark H. Getty is the beneficial owner of 1,162,654 Shares, by virtue of his right to acquire, within sixty (60) days after the date of this Amendment, such Shares pursuant to the exercise of options outstanding under the Getty Images Stock Incentive Plan or the Getty Communications plc Executive Share Option Plan. He has sole power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) all such Shares. Mark H. Getty may also be deemed to be the beneficial owner of 622,602 Shares held by Abacus (C.I.) Limited as Trustee of the October 1993 Trust.

           Jonathan D. Klein is the beneficial owner of 900 Shares, as well as an additional 1,162,654 Shares by virtue of his right to acquire, within sixty
(60) days after the date of this Amendment, such Shares pursuant to the exercise of options outstanding under the Getty Images Stock Incentive Plan or the Getty Communications plc Executive Share Option Plan. He has sole power to vote (or direct the vote of) and sole power to dispose (or direct the disposition of) all such Shares. Jonathan D. Klein may also be deemed to be the beneficial owner of 522,602 Shares held by Abacus Trust Company (Isle of Man) as Trustee of the JD Klein Family Settlement.

           Andrew S. Garb is the beneficial owner of 10,000 Shares. He has sole power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) all such Shares.

           William A. Newsom is the beneficial owner of 1,000 Shares which he acquired on December 7, 1999 in an open market transaction effected with an


                               Page 3 of 6 Pages
independent broker at a purchase price of $38.50 per share. He has sole power to vote (or direct the vote of) and sole power to dispose (or direct the disposition of) all such Shares. On November 10, 1999, he disposed of 1,000 Shares of which he was the beneficial owner in an open market transaction effected with an independent broker at a purchase price of $41.125 per share. On November 18, 1999, he disposed of 1,000 Shares of which he was the beneficial owner in an open market transaction effected with an independent broker at a purchase price of $45.171875 per share. On November 26, 1999, he disposed of 1,600 Shares of which he was the beneficial owner in an open market transaction effected with an independent broker at a purchase price of $43 per share.

           Thomas E. Woodhouse is the beneficial owner of no Shares. On October 13, 1999, he disposed of 1,000 Shares of which he was the beneficial owner in an open market transaction effected with an independent broker at a purchase price of $22.625 per share. On November 2, 1999, he disposed of 1,500 Shares of which he was the beneficial owner in an open market transaction effected with an independent broker at a purchase price of $30.125 per share.

           Jan D. Moehl is the beneficial owner of 21,000 Shares. He has sole power to vote (or direct the vote of) and power to dispose of (or direct the disposition of) 10,000 of such Shares. He shares, with Kathleen W. Moehl, power to vote (or direct the vote of) and sole power to dispose of (or direct the disposition of) 11,000 of such Shares. As described in Item 6 of the original
Schedule 13D, Jan D. Moehl has pledged 10,000 Shares to the Trustees of the Cheyne Walk Trust as security for a five-year fully amortizing loan made to acquire such Shares.

           Except as described herein, neither Getty Investments nor any party referred to above, has acquired or disposed of, or entered into any other transaction with respect to, any Shares during the past 60 days.






                               Page 4 of 6 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

December 22, 1999                                GETTY INVESTMENTS L.L.C.


                                                 By:   /s/ Jan D. Moehl
                                                     --------------------------
                                                     Name: Jan D. Moehl
                                                     Title: Officer






                                Page 5 of 6 Pages

Schedule I hereby amended to provide as follows:

                                   SCHEDULE I

           The name and present principal occupation of each of the executive officers and directors of Getty Investments L.L.C. are set forth below. Unless otherwise noted, each of these persons are United States citizens. Their respective business addresses are set forth below.

                                       POSITION WITH
    NAME                               GETTY INVESTMENTS              PRINCIPAL OCCUPATION
    ----                               -----------------              --------------------
Mark H. Getty                          Chairman of the Board,         Executive Chairman of the Board of
(Irish citizenship)                    Director                       Getty Images, Inc.
                                                                      701 N. 34th Street, Suite 400
                                                                      Seattle, Washington 98103

Jonathan D. Klein                      Director                       Chief Executive Officer of Getty Images, Inc.
(United Kingdom citizenship)                                          701 N. 34th Street, Suite 400
                                                                      Seattle, Washington 98103

Andrew S. Garb                         Director                       Attorney
                                                                      Loeb & Loeb
                                                                      1000 Wilshire Boulevard, Suite 1800
                                                                      Los Angeles, CA  90017

William A. Newsom                      Director                       President
                                                                      Newsom Investments Ltd.
                                                                      3717 Buchanan Street, Second Floor
                                                                      San Francisco, CA  94123

Christopher R. Getty                   Director                       President
                                                                      Peak LLC
                                                                      126 East 56th Street, 24th Floor
                                                                      New York, NY  10022

Thomas E. Woodhouse                    Director                       Administrator
                                                                      Gordon P. Getty Family Trust
                                                                      Ronald Family Trust A
                                                                      1325 Airmotive Way, Suite 264
                                                                      Reno, NV 89502

Jan D. Moehl                           Officer                        Chief Operating Officer
                                                                      Cheyne Walk Trust
                                                                      1325 Airmotive Way, Suite 262
                                                                      Reno, NV  89502


                                Page 6 of 6 Pages